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UNITED ST/ SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARCHMAN,VAUGHAN, & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 Park Ave, Suite 120
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lara Vaughan — (410)-244-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first middle name*)

9515 Deereco Road, Suite 500	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, LARA VAUGHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARCHMAN VAUGHAN & COMPANY, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City of ~~Baltimore~~ Beaufort
State of ~~Maryland~~ ~~SD~~ South Carolina

Signature

Member
Title

The foregoing instrument was acknowledged before me this 25 day of February, 2011, by Lara Vaughan.

Notary Public

My commission expires ~~December 31, 2011~~. May 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

We have audited the statement of financial condition of Parchman, Vaughan & Co., LLC as of December 31, 2010, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parchman, Vaughan & Co., LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Financial and Operational Combined Uniform Single Report IIA and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Baltimore, Maryland
February 23, 2011

FINANCIAL STATEMENTS

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 30,175
Accounts receivable, net	13
Employee Advances	3,611
Total current assets	33,799
PROPERTY AND EQUIPMENT	
Furniture and fixtures	23,056
Equipment	45,815
Leasehold improvements	9,150
Total, at cost	78,021
Less accumulated depreciation	66,350
Total property and equipment	11,671
OTHER ASSETS	
Deferred lease costs	5,153
Deposits	3,116
Total other assets	8,269
TOTAL ASSETS	$ 53,739

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 4,751
MEMBERS' CAPITAL	48,988
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 53,739

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2010

REVENUE	
Fee revenue and other income	$ 1,382,777
EXPENSES	
General and administrative	130,885
Salary and benefits	546,906
Occupancy	42,322
Depreciation	8,787
Total expenses	728,900
NET INCOME	$ 653,877

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2010

BALANCE, DECEMBER 31, 2009	$	66,080
Net income		653,877
Contributions from members		3,250
Distributions to members		(674,219)
BALANCE, DECEMBER 31, 2010	$	48,988

The accompanying notes are an integral part of the financial statements.

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 653,877
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,787
Effects of changes in operating assets and liabilities:	
Accounts receivable	26,442
Employee Advances	(3,611)
Accounts payable and accrued expenses	2,277
Net cash provided by operating activities	687,772
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(4,069)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	3,250
Distributions to members	(674,219)
Deferred financing costs	1,915
Net cash used in financing activities	(669,054)
NET INCREASE	14,649
CASH, BEGINNING OF YEAR	15,526
CASH, END OF YEAR	$ 30,175

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parchman, Vaughan & Co., LLC (the Company), a Maryland limited liability company, is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

In accordance with the operating agreement, unless sooner terminated, the LLC shall continue to be in existence until December 31, 2025. The agreement also states that Members are not obligated to restore negative capital accounts.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Cash

For purposes of the Statement of Cash Flows, cash includes deposits in a financial institution.

Accounts Receivable

Accounts receivables result from charges for services to its customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2010.

Fee Revenue

Fee revenues include fees earned from providing private placement, merger and acquisition and other financial advisory services. Substantially all fee revenues are recorded when the services are provided and the income is reasonably determinable.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $500 and have an estimated useful life in excess of three years.

Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata shares of the Company's income, deductions, losses and credits.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 2012. Rent expense of $42,322 was charged to operations for the year ended December 31, 2010.

The Company leases vehicles for two of its members under operating leases that expire in August and September 2013. Rent expense of $27,489 was charged to operations for the year ended December 31, 2010.

Annual minimum lease payments under non-cancellable leases are as follows:

	Office	Vehicles	Total
2011	$ 41,067	$ 18,992	$ 60,059
2012	35,074	18,992	54,066
2013	-	13,426	13,426

NOTE 4 – PENSION PLAN

The Company participates in a 401(k) Retirement Plan and Trust. The Plan covers all employees age twenty-one and over who have completed one year of service with the Company. There were no contributions made by the employees. There were no Company contributions to this Plan for the year ended December 31, 2010.

NOTE 5 – INCOME TAXES

The Company adopted the FASB's requirements for accounting for uncertain tax positions on January 1, 2009. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of implementing the new requirements.

The federal and state income tax returns of the Company for 2007, 2008, and 2009 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $25,424, which was $20,424 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .19 to 1.

NOTE 7 – FOCUS REPORT

There are no differences between these financial statements and the December 31, 2010 FOCUS report filed with the FINRA.

NOTE 8 – CONCENTRATION OF REVENUE

Approximately 63% of the Company's fee income for the year ended December 31, 2010 was from one customer.

NOTE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 23, 2011, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2010, but prior to February 23, 2011, that provided additional evidence about conditions that existed at December 31, 2010 have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010, but arose before the financial statements were available to be issued, have been recognized in the financial statements for the year ended December 31, 2010.

SUPPLEMENTAL INFORMATION

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
December 31, 2010

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II Focus Report filing as of December 31, 2010.

PARCHMAN VAUGHAN & COMPANY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$ 48,988
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		48,988
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		48,988
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition		(23,564)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		25,424
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. U.S. Government agency obligations	-	
2. State and municipal government obligations	-	
3. Corporate obligations	-	
4. Other - NASD private placement	-	
		-
10. Net capital		$ 25,424

PARCHMAN VAUGHAN & COMPANY, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2010
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$ 317
12. Minimum dollar net capital requirement of reporting broker	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess net capital (line 10 less line 13)	$ 20,424
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 19,425

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$ 4,751
17. Additions	-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	-
19. Total aggregate indebtedness	$ 4,751
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	18.69%

PARCHMAN VAUGHAN & COMPANY, LLC
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
December 31, 2010

Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

OTHER INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Members
Parchman, Vaughan & Co., LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Parchman, Vaughan & Co., LLC for the year as of and ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Parchman, Vaughan & Co., LLC including consideration of control activities for safeguarding securities. The study tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matter involving the internal control structure that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of procedures performed in our audit of Parchman, Vaughan & Co., LLC for the year ended December 31, 2010, and does not affect our report thereon dated February 23, 2011.

SEGREGATION OF DUTIES

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

Inadequate segregation of duties is not uncommon in small businesses. When a limited number of individuals share responsibilities for access to assets and accounting, it is sometimes difficult to mitigate the control weaknesses caused by a lack of segregation of duties. It is rarely practical to hire additional employees just to improve internal controls. However, there are usually compensating procedures that can be implemented, either by the member/manager directly, or by other employees. When performed by other employees, it is especially important that those employees be adequately trained and supervised. Even then, override by supervisory employees may be possible.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
February 23, 2011

PARCHMAN, VAUGHAN & CO., LLC
Baltimore, Maryland

AGREED-UPON PROCEDURES – SPIC-7
December 31, 2010

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Accountant's Report

To the Members of
Parchman, Vaughan & Company, LLC
Baltimore, MD

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Parchman, Vaughn & Company, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Parchman, Vaughn & Company, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Payments on page 1, line 2B of Form SIPC-7, dated July 26, 2010 in the amount of $251.26 and December 27, 2010 in the amount of $2,962.00 were compared to the general ledger report printed on January 26, 2011.

      No difference was noted.

   b. Payment on page 1, line 2F of Form SIPC-7, dated January 10, 2011 in the amount of $243.66 was compared to the general ledger detail report printed on January 26, 2011.

      No difference was noted.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   No difference was noted.

3) Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers.

No difference was noted.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment on page 2, line 2e of the attached Form SIPC-7 amounting to $1,382,770 and $3,456.92, respectively.

No difference was noted.

5) Compared any amount of overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, and found none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
February 23, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lara Vaughan 410-244-8971

2. A. General Assessment (item 2e from page 2) $ 3,456.92

B. Less payment made with SIPC-6 filed (exclude interest) $251.26 (3213.26)
July 26 2010 and December 27, 2010 $2,962.00
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 243.66

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 243.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 243.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Parchman Vaughan & Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 10 day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,382,770
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 1,382,770
2e. General Assessment @ .0025	$ 3,456.92

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01/25/2011 13:18 8438798470 PVC #0041 P.003/005

PARCHMAN, VAUGHAN & CO., LLC

2010 FINANCIAL PACKAGE